

January 9, 2013

<u>Via E-mail</u>
Mr. Thomas P. Johnson, Chief Executive Officer and Director
Aeropostale, Inc.
112 West 34th Street, 22nd Floor
New York, NY 10120

> **Re:**   **Aeropostale, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **January 28, 2012**
> **Filed March 28, 2012**
> **File No. 001-31314**

Dear Mr. Johnson:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>DEF 14A, filed May 4, 2012</u>

<u>Executive Compensation, page 53</u>

1. We note the table on page 17 of the definitive proxy statement filed May 4, 2012 that reflects the target versus actual fiscal 2011 compensation. Please confirm that in future filings you will not present this alternate table more prominently than the summary compensation table. In addition, please confirm that in future filings you will disclose that this alternative table is not a substitute for the summary compensation table. Lastly, please confirm that in future filings you will explain the differences between the compensation reflected in the alternate table and the summary compensation table. Please provide draft disclosure. For guidance see the Staff Observations in the Review of Executive Compensation Disclosure at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director